February 24, 2017

Via EDGAR

Ivan Griswold
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Appiphany Technologies Holdings Corp. Registration Statement on Form S-1 Filed December 14, 2016 File No. 333-215093 Application for Withdrawal

Dear Mr. Griswold:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Appiphany Technologies Holdings Corp. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-215093) originally filed with the Commission on December 14, 2016, as amended, along with any exhibits filed thereto (the "Registration Statement").

The registrant is requesting this withdrawal because it has cancelled the Equity Purchase Agreement with Dorado Investments, LLC.

No securities have been sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Chase Chandler, Esq. at Brunson Chandler & Jones, PLLC, 175 S. Main Street, Suite 1410, Salt Lake City, UT 84111; telephone (801) 303-5730; email chase@bcjlaw.com.

Sincerely,

Appiphany Technologies Holdings Corp.

By:	/s/ Rob Sargent
Rob Sargent CEO, CFO, Director